UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 6, 2015

SunEdison, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of Incorporation)	1-13828 (Commission File Number)	56-1505767 (I.R.S. Employer Identification Number)

13736 Riverport Dr. Maryland Heights, Missouri 63043 (Address of principal executive offices) (Zip Code)

(314) 770-7300 (Registrant's telephone number, including area code)
Not Applicable (Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provision (see General Instruction A.2 below):

X Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01    Other Events

As previously announced, on July 20, 2015, SunEdison, Inc., a Delaware corporation (the “Company”), and SEV Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Company, entered into an Agreement and Plan of Merger with Vivint Solar, Inc., a Delaware corporation (“Vivint Solar”). On August 6, 2015, the Company and TerraForm Power, Inc. (“TerraForm Power”), a subsidiary of the Company, hosted a conference call regarding the Company's and TerraForm Power’s results of operations for the second quarter ended June 30, 2015. A transcript of the conference call and the accompanying presentation are attached as Exhibits 99.1 and 99.2, respectively, to this Current Report on Form 8-K.

Additionally, on August 6, 2015, the Company held an all-employee conference call to discuss the Company's second quarter business results. An excerpt of the accompanying presentation is attached as Exhibit 99.3 to this Current Report on Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits Item

99.1	Transcript of conference call on August 6, 2015
99.2	Presentation accompanying conference call on August 6, 2015
99.3	Excerpt of presentation accompanying all-employee conference call on August 6, 2015

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Cautionary Statement Regarding Forward Looking Statements
This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including with respect to the timing of the completion of the acquisitions, expected cash available for distribution (CAFD), earnings, future growth and financial performance (including future dividends per share) and the ability to finance aspects of the acquisitions, and typically can be identified by the use of words such as “expect,” “estimate,” “anticipate,” “forecast,” “intend,” “project,” “target,” “plan,” “believe” and similar terms and expressions. Forward-looking statements are based on current expectations and assumptions. Although SunEdison believes that its expectations and assumptions are reasonable, it can give no assurance that these expectations and assumptions will prove to have been correct, and actual results may vary materially. For example, (1) Vivint Solar may be unable to obtain the stockholder approval required for the Merger; (2) the companies may be unable to obtain regulatory approvals required for the Merger, or required regulatory approvals may delay the Merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the Merger; (3) conditions to the closing of the Merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Vivint Solar could interfere with the Merger; (5) SunEdison may be unable to obtain the financing for which it has received commitments or to complete the sale of assets contemplated by the TERP Purchase Agreement (as defined in SunEdison’s Current Report on Form 8-K filed on July 22, 2015); (6) problems may arise in integration, which may result in less effective or efficient operations; (7) the Merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what SunEdison expects; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the Merger and the related transactions; (10) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (11) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that could cause actual results to differ materially from those set forth in the forward-looking statements include, among others: the failure of counterparties to fulfill their obligations under the agreements; price fluctuations, termination provisions and buyout provisions in the agreements; TerraForm Power’s ability to successfully identify, evaluate and consummate acquisitions from SunEdison or third parties; government regulation; operating and financial restrictions under agreements governing indebtedness; SunEdison and TerraForm Power’s ability to borrow funds and access capital markets; SunEdison and TerraForm Power’s ability to compete against traditional and renewable energy companies; and hazards customary to the power production industry and power generation operations, such as unusual weather conditions and outages. Furthermore, any future dividends are subject to available capital, market conditions and compliance with associated laws and regulations. SunEdison undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors that could cause SunEdison’s actual results to differ materially from those contemplated in the forward-looking statements included in this communication should be considered in connection with information regarding risks and uncertainties that may affect SunEdison’s future results included in SunEdison’s filings with the Securities and Exchange Commission at www.sec.gov.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed merger transaction between SunEdison and Vivint Solar will be submitted to the stockholders of Vivint Solar for their consideration. SunEdison intends to file with the SEC a registration statement on Form S-4 that will include a prospectus of SunEdison and a proxy statement of Vivint Solar, and Vivint Solar intends to file with the SEC a definitive proxy statement on Schedule 14A. SunEdison and Vivint Solar also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VIVINT SOLAR ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUNEDISON, VIVINT SOLAR AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by SunEdison (when they become available) may be obtained free of charge on SunEdison’s website at www.sunedison.com or by directing a written request to SunEdison, Inc., Investor Relations, 13736 Riverport Drive, Ste. 1800, Maryland Heights, MO 63043. Copies of documents filed with the SEC by Vivint Solar (when they become available) may be obtained free of charge on Vivint Solar’s website at www.vivintsolar.com or by directing a written request to Vivint Solar, Inc., care of Vivint Solar Investor Relations, 3301 N Thanksgiving Way, Ste. 500, Lehi, UT, 84043. Investors and security holders may also read and copy any reports, statements and other information filed by SunEdison or Vivint Solar, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation
SunEdison, Vivint Solar, and certain of their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SunEdison’s directors and executive officers is available in its proxy statement filed with the SEC by the Company on April 17, 2015 in connection with its 2015 annual meeting of stockholders, and information regarding Vivint Solar’s directors and executive officers is available in its proxy statement filed with the SEC by Vivint Solar on April 20, 2015 in connection with its 2015 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials to be filed with the SEC when they become available.
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 6, 2015
SUNEDISON, INC.
By:    /s/ Martin H. Truong
Name: Martin H. Truong
Title: Senior Vice President, General
Counsel and Corporate Secretary

Exhibit Index

Number	Item
99.1	Transcript of conference call on August 6, 2015
99.2	Presentation accompanying conference call on August 6, 2015
99.3	Excerpt of presentation accompanying all-employee conference call on August 6, 2015